July 15, 2021

Mr. Matthew Derby, Staff Attorney

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Mawson Infrastructure Group Inc.
Registration Statement on Form S-1
Filed on June 9, 2021
File No. 333-256947

Dear Mr. Derby,

Thank you for your comment letter dated July 1, 2021. We have reviewed it and are responding to your comments to the Form S-1 Registration Statement of Mawson Infrastructure Group Inc. (the “Company” or “Mawson” or “we” or “us”). We expect to file Pre-Effective Amendment No. 1 to such registration statement (“Amended S-1”) via EDGAR on July 15, 2021, in response to your comments. The following is a response to each of your comments (in the order of your comments) and a discussion of changes that were made and their location in the Amended S-1. One clean and two marked courtesy copies of the Amended S-1 are enclosed. All references to page numbers herein refer to the marked copies of the Amended S-1 unless otherwise stated.

Registration Statement on Form S-1

Our Business, page 27

1.	Comment:

Please revise to clarify whether the company or its subsidiary, Cosmos Asset Management, intends to acquire digital assets other Bitcoin, such as through participation in Initial Coin Offerings, exchanging Bitcoin for other crypto assets, or mining crypto assets other than Bitcoin. As part of your discussion, please disclose whether you have a policy or framework for evaluating the digital assets in your portfolio, or those that you may acquire, in terms of whether they may be considered a security.

Mawson Response: The disclosure below has been included in the Amended S-1:

●	At the time of this response, there are no current plans for Cosmos Asset Management Pty Ltd (“CAM”) to acquire digital assets other than Bitcoin or participate in any Initial Coin Offerings (“ICO’s”). However, and naturally, if in the future, the portfolio managers of CAM consider that it is in the interests of the company (and its investors) to consider other digital assets, it will (and should) do so. Prior to doing so, CAM will assess the regulatory framework, economic conditions and investor appetite, and as it always does, it will seek advice from securities regulatory legal counsel in connection with its future plans as we have plan to continue to operate under the exemption from registration as an investment company.

●	In or about May 2020, CAM successfully registered a Bitcoin Access Hedge Fund (Australian Registered Scheme Number 640 781 693) (“BAHF”) with the Australian Securities and Investments Commission and post registration, spent substantial time building infrastructure, systems, policies, and procedures to manage a retail investment product. Any assets in the BAHF will be the assets of investors, and not assets of Mawson.

●	CAM has adopted a number of policies as part of its operations and regulatory obligations in Australia including but not limited to (a) digital currency valuation policy; (b) Unit Pricing Discretion Policy; (c) risk management policy.

●	CAM’s policy or framework for evaluating the digital assets in its portfolio, is mainly contained in its digital currency valuation policy. In short, this policy:

➢	Explains CAM’s approach to the valuation of digital currency related assets;
➢	Explains how CAM takes the “Australian Reference Rate” (“ARR”) (i.e. the price) of a digital currency from a large registered digital currency exchange in Australia and compares that price to 3 large overseas digital currency exchanges (i.e., the Global Reference Rate (“GRR”);
➢	Explains the process of when there is a variance of greater than 2% from the ARR to the GRR and which price for the digital currency should be adopted.

●	At the moment and for the sake of continued transparency, CAM (in conjunction with the responsible entity – this is similar to a trustee) is preparing the relevant documents and application to establish two (2) Bitcoin ETF’s in Australia, subject to regulatory approval.

2.	Comment:

We note your disclosure that you “own and have ordered 18,332 specialised, application- specific computers...” Please revise to clarify how many miners are currently operational and how many are yet to be delivered. Include a discussion of the material terms of the agreement for the acquisition of any remaining miners, when you expect them to be delivered and identify the supplier. In addition, please file the agreement as an exhibit or tell us why it is not required.

Mawson Response: The disclosure below has been included in the Amended S-1.

●	As at June 30, 2021:

➢	4,317 Miners are operating and online;
➢	3,181 Miners are either in storage, transit or in for repairs and maintenance;
➢	10,831 Miners have been ordered, but have yet to be delivered.

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●	Below is a schedule of the Miners that are online, in transit, yet to be delivered and the identity of the supplier:

Description of Products	Quantity	Supplier	Shipping Date	Status
Model: A1246 (Next Generation Avalon A1246 ASIC Miners)	(Unit)
	588	Canaan Convey Co., Ltd	2021-04-20	Online
	588	Canaan Convey Co., Ltd	2021-05-20	Online
	588	Canaan Convey Co., Ltd	2021-06-20	Received, not online
	588	Canaan Convey Co., Ltd	2021-07-20	In transit
	1,176	Canaan Convey Co., Ltd	2021-08-20	Not yet delivered
	1,176	Canaan Convey Co., Ltd	2021-09-20	Not yet delivered
	1,176	Canaan Convey Co., Ltd	2021-10-20	Not yet delivered
	1,176	Canaan Convey Co., Ltd	2021-11-20	Not yet delivered
	1,176	Canaan Convey Co., Ltd	2021-12-20	Not yet delivered
	1,176	Canaan Convey Co., Ltd	2022-1-20	Not yet delivered
	1,176	Canaan Convey Co., Ltd	2022-02-20	Not yet delivered
	1,176	Canaan Convey Co., Ltd	2022-03-20	Not yet delivered
TOTALS	11,760

●	The material terms of the agreement for the Miners yet to be delivered are in accordance with the contract between Canaan Convey Co., Ltd and a Mawson subsidiary, Cosmos Infrastructure LLC (“Buyer”) dated February 5, 2021 are as outlined below:

➢	the delivery of the miners will be staggered between the period April 2021 to March 2022;
➢	the trading terms are based on the Incoterms 2010 of the International Chamber of Commerce;
➢	all delivery dates are approximates;
➢	transfer of risk and title shall occur upon delivery to the Buyer; and
➢	the total contract value is USD33,974,640.

In addition, the agreements for these purchases are filed as Exhibits with the Amended S-1.

3.	Comment:

We note that you intend to research and utilize field-programmable gate array’s (“FPGA”) and graphics processing unit (“GPU”) as a complement your business. Please revise to provide a more detailed discussion on how you intend to use FGPA’s and GPU’s, and additional context regarding how they are used in digital asset mining.

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Mawson Response: The disclosure below has been included in the Amended S-1:

Mawson intends to expand from the operation of traditional ASIC based digital asset mining, into a more diverse range of digital infrastructure as a service offering. Included in this is the desire to acquire a significant number of Graphic Processing Units (“GPU”) and associated Field Programmable Gate Array (“FPGA”) devices.

In relation to cryptocurrency mining, ASIC miners are generally only useful to for that purpose, that is, cryptocurrency mining.

GPU’s have a primary purpose of graphics rendering. They can produce hashes faster compared to CPUs but still slower compared to FPGA’s and ASIC miners. GPU’s have the benefit of being used for graphics rendering and for cryptocurrency mining.

In relation to FPGA’s, the ability to configure the FPGA’s into hundreds or thousands of identical processing blocks has applications in image processing, artificial intelligence (AI), data center hardware accelerators, enterprise networking and automotive advanced driver assistance systems (“ADAS”) makes them attractive. FPGA’s are faster than GPUs and more flexible than ASIC miners, meaning FPGA’s can be very profitable mining cryptocurrencies that are ASIC-resistant. Therefore, FPGA’s should not compete with ASIC miners, but with GPU’s.

By building infrastructure to both own and operate GPU and FGPA’s, Mawson believes that it can transition from only owning and operating ASIC servers (supporting the Bitcoin blockchain network), to owning and operating a broader range of computing infrastructure, to service the more traditional computing/data storage and processing industry.

Critically through the acquisition of GPU’s, Mawson will be able to transition over time into Enterprise Cloud offerings, focusing on High Performance Computing (“HPC”) workloads. HPC workloads are “one of the most essential tools fueling the advancement of computational science” according to the NVIDIA Corporation.

Mawson’s focus on acquiring and offering these computing resources as a service offering presents a way to diversify our revenue streams beyond Bitcoin mining with ASIC hardware.

4.	Comment:

Please revise your disclosure to address whether you have a policy regarding when you will sell Bitcoin for fiat currency to fund operations or growth and through what exchange. Discuss whether your Bitcoin will be held in digital wallets, exchanges or hardware wallet, and the security precautions you will take to keep the mined Bitcoin secure.

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Mawson Response: The disclosure contained below has been included in the Amended S-1.

●	Mawson’s direct Australian subsidiary, Mawson Infrastructure Group Pty Ltd (“Mawson AUS”) is the entity that sells the Bitcoin mined for fiat currency.

●	The policy, in general, is that Mawson AUS sells the Bitcoin mined within 2 business days (but no longer than 5 business days) of receiving the Bitcoin that is mined from the mining pool. As part of this policy, Mawson AUS ensures that at month’s end, it clears (by selling) any Bitcoin holdings.

●	Mawson AUS has an account with a digital currency exchange in Australia called Independent Reserve Pty Limited (“IR”) to sell (and transact) the Bitcoins for fiat currency.

●	IR is one of Australia’s largest digital currency exchange providers and is regulated by the Australian Transaction and Analysis Centre (“AUSTRAC”), the Australian Government agency that regulates money laundering and counter-terrorism financing.

●	The Bitcoin holdings of Mawson AUS are secured and held in custody on its behalf in digital wallets by IR.

●	At a high level the digital asset custody approach of IR includes:

➢	The majority of the digital assets being held offline in “cold wallet” storage;
➢	Transactions being signed in an offline, air gapped, and biometrically secure vaulted environment;
➢	The private keys for digital assets in cold storage will only interact in that secure environment;
➢	All the keys attributed to digital assets of each customer and the value of digital assets held for each customer is subject to rigorous record keeping and segregated from any other assets IR keeps for other customers;
➢	The whitelisted wallet addresses (addresses that are marked as approved addresses) of the digital wallets holding those assets will be securely provided by IR to the customer;
➢	To broadcast any transaction using a cold storage transaction, IR must satisfy their internal, multi-layered security system which involves multiple encryption layers and sign off of more than one individual.

●	The key features of holding digital assets in “cold storage” include[1]:

➢	No internet connectivity;
➢	Private key access to digital wallet stored offline;
➢	Adds a manual aspect to accessing digital assets;
➢	Reduced onset of fraud and risk of being hacked.

1 Deloitte, ‘A Market Overview of Custody for Digital Assets: Digital Custodian Whitepaper’ (June 2020) <https://www2.deloitte.com/sa/en/pages/finance/solutions/custody-digital-assets.html> page 7

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Asset Management, page 31

5.	Comment:

To the extent material, please revise to quantify the amount of revenue generated by your Cosmos Asset Management subsidiary. In addition, provide a discussion of the material terms of your agreement with Independent Reserve Pty Limited and file the agreement as an exhibit, or tell us why it is not required.

Mawson Response: The disclosure below has been included in the Amended S-1:

Cosmos Asset Management Pty Ltd (“CAM”) currently obtains income from the management of wholesale investment funds. Currently the only fund under management is the Bitcoin Wholesale Access Fund (“Wholesale Fund”). The investment management arrangement is documented by way of an investment management agreement (“IMA”).

The IMA sets a 1.5% management fee (payable to CAM) of the funds under management, accrued on a daily basis and invoiced monthly. The fee came into effect early in 2021 after a 6-month period of no management fees. As at June 30, 2021, the revenue earned by CAM (which was by way of management fees only) was approximately USD36,460.

CAM has in place a Master Agreement that outlines the services that IR provides to CAM and their associated fees.

The material terms of this agreement are:

●	Separated custody of Bitcoin held by the Wholesale Fund (Non pooled);

●	Execution, cold storage and hot storage (as applicable) of the digital currencies owned by CAM or its affiliate;

●	If elected, insurance of the digital currencies owned by CAM or its affiliate;

●	Each party to promote and endorse the business of each other party to their respective clients;

●	IR’s fees are 0.25% per annum (in Australian dollars) of the net value of the digital currencies held with IR under a custody agreement.

We do not believe that this agreement is required to be filed because it does not meet the criteria of any required exhibit in Item 601 of Regulation S-K, including a “material contract” in Section 229.601(b)(10) of the CFR’s because (i) it ordinarily accompanies the kind of business conducted, (ii) it does not fall within any of the categories set forth in Section 229.601(b)(10), and (iii) all fees and costs involved are immaterial in amount and significance.

Signatures, page II-6

6.	Comment:

Please revise to have your principal accounting officer or controller sign the registration statement and indicate by parenthetical indication who is signing in that capacity. Refer to Instruction 1 to Signatures on Form S-1.

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Mawson Response:

The Amended S-1 has been revises to have our principal accounting officer sign the registration statement and indicates by parenthetical indication who is signing in that capacity.

General

7.	Comment:

Please provide your analysis showing how you determined that there was a completed private placement for the 48,983,145 shares of Common Stock issuable in connection with the Bid Implementation Agreement prior to the registration of the sales for resale. In your analysis, please consider the Commission’s guidance set forth in Questions 134.01 and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations.

Mawson Response:

●	On March 10, 2021, we had an additional 50,558,133 shares that needed to be issued to non-accepting shareholders in connection with the Bid Implementation Agreement (“BIA).

●	In May, 2021, Mawson AUS requested, and Mawson accepted, that an additional 1,900,982 shares of common stock of Mawson be issued under the BIA (the equivalent of 31,107 shares of common stock of Mawson AUS).

●	On June 1, 2021, Mawson issued the additional 1,900,982 shares plus 1,574,988 of shareholder acceptances (a portion of the remaining 50,558,133 shares of non-accepting shareholders) that had taken place after the closing of the BIA transaction on March 9, 2021.

●	48,983,145 shares of common stock of Mawson were issued on June 15, 2021 to the remaining non-accepting shareholders to complete all issuances required under the BIA.

●	The 48,983,145 shares of common stock in question were required to be issued pursuant to the BIA, but their issuance was delayed until the Company had amended its charter to increase its authorized stock in order to have the necessary number of shares available to be issued because there were not enough shares available at the time of the initial closing.

The Company entered into a deferred pre-bid acceptance agreement with one of the holders of the Cosmos Shares holding approximately 10% of the outstanding Cosmos shares who agreed to accept the Bid Implementation Agreement Offer, but only after the Company increased its authorized shares so it would have enough shares to issue in exchange for the Cosmos Shares.

The S-1 was initially being drafted before the increase in authorized stock became effective and these shares could be issued, but the Company knew that the increase in authorized stock would become effective and that the shares would be issued before the S-1 became effective, so they were included in the S-1 with the understanding that an amendment would be required for this update. The Company has updated the references to the shares throughout the Amended S-1 to reflect that they have now been issued.

We do not believe that the issues referenced in Question 134.01 or 139.06 of the Securities Act Section Compliance and Disclosure Interpretations are applicable since the securities have now in fact been issued and were issued pursuant to Regulation S. At the time of filing the registration statement, the purchasers were irrevocably bound to purchase the securities subject only to the filing or effectiveness of the charter amendment to increase the authorized shares, a condition outside their control, and the purchase price was established at the time of the Bid Implementation Agreement and was not based on or contingent on the market price at the time of effectiveness of the registration statement.

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8.	Comment:

Given the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates as disclosed in the prospectus, it appears that the transaction may be an indirect primary offering. Please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Mawson Response:

In an effort to assist registrants in determining whether an offering by selling shareholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

●	how long the selling shareholders have held the shares;

●	the circumstances under which the selling shareholders have received the shares;

●	the relationship of the selling shareholders to the issuer;

●	the number of shares being sold;

●	whether the selling shareholders are in the business of underwriting securities; and

●	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Company respectfully submits that the registration and offering from time to time (the “Offering”) of up to [563,941,835] shares (the “Shares”) of common stock of the Company is not, and should not be considered, a primary offering of the Shares to the public. We respectfully submit that the Offering should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act.

A. How Long the Shares Have been Held

The vast majority of the Shares to be registered pursuant to the Registration Statement on behalf of the selling stockholders (478,357,990 of 563,941,835) were issued by the Company in connection with the acquisition of Mawson Infrastructure Group Pty Ltd. (formerly known as Cosmos Capital Limited (“Cosmos”) pursuant to the Bid Implementation Agreement, dated December 30, 2020 (as amended, the “BIA”). Pursuant to the BIA, each share of Cosmos was exchanged for 61.11 shares of the Company’s common stock, provided however, that 22.33 of the 61.11 shares exchangeable for each share of Cosmos stock is restricted, cannot be sold except in limited circumstances, and are subject to forfeit if any of the other 38.78 share of our common stock are sold before December 31, 2021. The fact that all of these shares are restricted to a degree, with some subject to forfeiture, clearly evidences the investment intent.

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B. The Circumstances Under Which the Selling Stockholders Received the Shares

The vast majority of the Shares to be registered pursuant to the Registration Statement on behalf of the selling stockholders (478,357,990 of 563,941,835) were issued by the Company in connection with the acquisition of Cosmos pursuant to BIA, a transaction in which the stockholders, directors and management of Cosmos effectively took control of the Company. The stockholders of Cosmos entered into the BIA transaction with the view to take control of the Company and to bear the market risk of holding the Shares as an investment—and not with a view to distribution. For these selling stockholders who were formerly stockholders of Cosmos (“Cosmos Selling Stockholders”), the registration of the Shares was a condition subsequent to the consummation of the BIA transaction, not a condition precedent. As a result, the Cosmos Selling Stockholders have definitively borne the risk that the Company would fail or be unable to register and/or monetize the Shares.

In addition, according to Yahoo! Finance, the average daily trading volume of the Company’s common stock as of July 2, 2021, was approximately 48,712 shares. If all of the Cosmos Selling Stockholders were to liquidate their position in the Shares in the open market, it would take approximately 9,820 trading days for them to do so at that volume, assuming no other person sold a single share of stock during that entire period. Assuming no holidays and accounting for weekends, this would require a period of almost twenty-seven years of consecutive trading. No group of rational investors would purchase such a large block of shares with the intent of effecting a distribution in this way. The current float in the Company’s common stock would render any attempt to distribute the Shares in this manner realistically impossible—the market for the common stock simply could not absorb that much activity. In this situation, for all practical purposes, the Cosmos Selling Stockholders are locked into their investment absent a strategic acquisition or other M&A event, or the Registration Statement that will allow them to monetize their investment in an orderly manner from time to time as market opportunities arise.

C. The Relationship of the Selling Stockholders to the Company

The Company does not have an underwriting relationship with any of the selling stockholders. As discussed above, most of the selling stockholders acquired the Shares in a negotiated transaction for the fair market value on the date of issuance in connection with the BIA. Approximately [43,622,862] of the [563,941,835] Shares are issuable upon the conversion of notes that were assumed from Cosmos, also as part of the BIA transaction (the selling stockholders holding such notes are referred to herein as “Note Selling Stockholders”). Approximately 16,960,982 of the 563,941,835 Shares are issuable upon the exercise of warrants issued to financial advisors for services in connection with the BIA transaction (the selling stockholders holding such warrants are referred to herein as “Warrant Selling Stockholders”). The remaining 25,000,000 of the 563,941,835 Shares were issued in a private offering to raise capital that was required for the BIA transaction (the selling stockholders from such private offering are referred to herein as “PIPE Selling Stockholders”).

Neither the Cosmos Selling Stockholders nor the Note Selling Stockholders (representing (521,980,852 of the 563,941,835 Shares had any prior relationship with the Company before the consummation of the BIA transaction. The current Registration Statement has been filed by the Company as a result of a negotiated condition in the BIA that required the Company to register the Shares with the SEC. From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company. Absent the contractual obligation negotiated as part of the BIA, the Company would not be filing the Registration Statement, and the Company will not receive any proceeds from any subsequent sale of the Shares. The Cosmos Selling Stockholders, the Note Selling Stockholders, the Warrant Selling Stockholders and the PIPE Selling Stockholders all negotiated customary registration rights set forth in their respective agreements for a variety of business reasons, and, in any case, the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering.

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D. The Number of Shares Being Registered

The Company acknowledges the large amount of shares of common stock involved; however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, Securities Act Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Additionally, Securities Act Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”), regarding the use of Form S-3 to effect a secondary offering, also provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.”

The Company believes that these interpretive provisions make clear that a single holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer. In these circumstances, it is not even a single holder, but rather a group of over 200 selling stockholders being registered on a Form S-1, the form for general registrations, not a Form S-3.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company is not aware of any agreements or understandings with any person with respect to the distribution of the Shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that any of the selling stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter, support the characterization of the offering as secondary in nature.

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E. Whether the Selling Stockholders are In the Business of Underwriting Securities

While some of the over 200 selling stockholders, particularly, the Warrant Selling Stockholders, may be in the business of underwriting securities and may be registered broker-dealers, the vast majority of the over 200 selling stockholders are not, to the knowledge of the Company, in the business of underwriting securities or registered broker-dealers and are to the knowledge of the Company, not U.S. Persons within the meaning of such term under Regulation S under the Securities Act. The Company has no basis to believe that these Cosmos Selling Stockholders who are not U.S. Persons acquired the Shares with a view to distribution.

F. Whether Under All Circumstances It Appears That the Selling Stockholders are Acting as a Conduit For the Company

There are over 200 selling stockholders, most of whom have no affiliation or connection to each other besides holding Shares. This completely disparate group is made up of investors acting their own behalf and not on behalf of the Company. The totality of the facts and circumstances surrounding the Offering demonstrates that the selling stockholders are not acting as a conduit in a distribution to the public. Rather, they are each acting for their own account as an investor in an arms-length transactions with the Company. The Company believes that the following factors weigh in favor of the conclusion that the Offering is a valid secondary offering:

●	the Shares to be registered pursuant to the Registration Statement were issued in connection with the bona fide decision of over 200 different investors to engage in a long-term investment in the Company;

●	the selling stockholders have borne the risk of investment by holding the Shares since their issuance in a negotiated transaction;

●	most of the selling stockholders acquired the Shares for their fair market value and did not receive any placement fees or commissions from the Company in connection therewith;

●	at the Company’s current average trading volume, it would require a period of almost twenty-seven years of consecutive trading for the selling stockholders to liquidate their holdings;

●	the Company filed the Registration Statement to comply with the provisions set forth in the various agreements it has with the different groups of selling stockholders and will receive no financial benefits from any future sale of the Shares; and

●	the amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive, especially in light of the Staff’s prior positions taken in C&DI 612.12 and C&DI 216.14.

Based on the foregoing considerations, we believe and respectfully submit that the selling stockholders not acting as a conduit for the sale of shares to the public, that the registration of the Shares for resale by the selling stockholders pursuant to the Registration Statement is a true secondary offering under Rule 415(a)(1)(i) and that there is no risk to the investing public if the Registration Statement, which is on Form S-1, is declared effective.

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9.	Comment:

Because of the potential status of particular digital assets as securities, please add risk factor disclosure addressing the effect that holding digital assets that may be securities will have on the Company’s investment company status and what steps the company will take to monitor investment company status. In addition, please provide us a detailed analysis regarding the specific exemption from registration under the Investment Company Act of 1940 that you or your subsidiary may rely on.

Mawson Response:

The following analysis of the investment company status of the Company is based on information included in the unaudited March 31, 2021 consolidated financial statements for the Company and its subsidiaries, as included in the Company’s Form 10-Q for the quarter ended March 31, 2021 filed with the SEC on May 19, 2021, as well as information included in the unaudited Pro Forma Condensed Combined Statements of Operations of Cosmos Capital Limited and the Company for the fiscal year ended December 31, 2020 filed on Schedule 14C with the SEC on May 20, 2021. Each subsidiary included in the consolidated financial presentation is a “wholly owned subsidiary” of the Company, as that term is defined in Section 2(a)(43) of the Investment Company Act.

As of March 31, 2021, the Company had consolidated total assets of $33.8 million and adjusted total assets of $32.6 million (i.e., total assets of $33.8 million less security deposits -- restricted cash -- of $1.2 million). We have assumed, for purposes of this analysis, that the $3.4 million of cash and cash equivalents that the Company held as of March 31, 2021 consisted of assets that would be treated as “investment securities” for purposes of the exclusion afforded by Rule 3a-1 under the Investment Company Act.

Of the Company’s adjusted total assets of $32.6 million, $18.0 million consisted of Equipment deposits, which the Company explained in note 3 of the March 31, 2021 financials are prepayments for the purchase of 11,760 next generation Avalon A1246 ASIC Miners (“Miners”). Miners are equipment that the Company uses in the mining of cryptocurrencies, solely bitcoin. The Company explained in note 3 that it will reallocate amounts from the Equipment deposit account to the Property and equipment account as Miners that have been purchased are delivered and title transferred to it from time to time. In addition, as of March 31, 2021, the Company had Property and equipment (net) equal to $7.8 million, bitcoins valued at $$0.6 million, Prepaid expenses of $0.04 million, and an Operating lease right of use asset equal to $0.04 million. Consistent with the prevailing SEC staff view2, the Company treats the bitcoins it holds as non-securities.

Together, the foregoing assets equal $26.48 million (or 81% of the value of the Company’s adjusted total assets as of March 31, 2021). Therefore, the Company passed the asset test of Rule 3a-1 as of March 31, 2021 because no more than 45% of the value of its adjusted total assets as of this date consisted of items that might be classified as “investment securities” for purposes of this rule.

Since March 31, 2021 to the date of this letter, there has not been any material change in the nature or composition of the assets reflected in the Company’s Consolidated Statement of Financial Condition as of March 31, 2021. Therefore, as of the date of this letter, the conclusion stated above regarding the asset test of Rule 3a-1 remains unchanged.

For the three months ended March 31, 2021 and the fiscal year ended December 31, 2020, the Company had a net loss of $38.5 million and $36.7 million, respectively. Substantially all of the net loss for these time periods was derived from revenues generated from the Company’s digital infrastructure and cryptocurrency mining business and expenses associated with the operations of this business, as well as expenses associated with the development and marketing of LO2A for treatment of dry eye disorder. Therefore, the Company passed the income test of Rule 3a-1 because no more than 45% of its net income for its last four fiscal quarters combined was derived from its holding of assets that are classified as “investment securities” for purposes of this rule.

2 See e.g., Speech of William Hinman, Director, Division of Corporation Finance, entitled “Digital Asset Transactions: When Howey Met Gary (Plastic)” -- Remarks at the Yahoo Finance All Markets Summit: Crypto, June 14, 2018, San Francisco, CA.

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Based on information included in its financial statements and other documents on file with the SEC, the Company is not an “investment company,” as defined in Section 3(a)(1)(A) of the Investment Company Act. As indicated above, a substantial portion of the value of total assets of the Company consists of equity interests in wholly owned subsidiaries that are primarily engaged in the digital infrastructure and cryptocurrency mining business. Similarly, a very sizable portion of the Company’s net loss for its last four fiscal quarters combined was derived from revenues and expenses associated with this business. The Company’s history (including that of its predecessors) reveals that since its founding (or at least for the last several years), it has been engaged primarily in operating businesses other than that of investing, reinvesting or trading in securities. Its public representations, in documents filed with the SEC and in other publicly available documents, indicate that its policy is to engage in a digital infrastructure and cryptocurrency mining business and that it is so engaged. Finally, the activities and duties of its principal officers, directors and employees relate substantially to the Company’s declared business objectives and purpose.

The following risk factor has been added to the Amended S-1:

Treating Bitcoin and other cryptocurrencies as “securities” may cause the Company to be an “investment company” and affect its ability to continue as a going concern.

Neither the SEC nor its staff has provided clear guidance on whether cryptocurrencies, including Bitcoin, should be treated as “securities” for purposes of the Investment Company Act. Although the SEC staff has stated that it would regard Bitcoin as a non-security for purposes of the Securities Act, the staff has not taken a clear position on treatment of Bitcoin and other cryptocurrencies for purposes of the Investment Company Act. In the absence of clear guidance and on the basis of positions taken by the staff under the Securities Act, we have concluded that Bitcoin that the Company holds for its own account may be treated as non-securities for purposes of the Investment Company Act.

If the SEC were to take a different view from that expressed above, the Company may have to significantly limit its holding of Bitcoin for its own account in order to avoid being an “investment company,” as that term is defined in the Investment Company Act. Otherwise, the Company may be required to register as an “investment company” and operate as such under the requirements of the Investment Company Act. Registration as an investment company will significantly affect the ability of the Company to operate or continue to operate in the manner intended, as described in the prospectus. The Company will have to amend its capital structure to conform to the much more limited capital structure required of registered investment companies. The Company will have to change its Board of Directors in order to satisfy the Board independence requirements applicable to registered investment companies. Transactions with persons who may be considered to be first- or second-tier affiliates of the Company will be significantly restricted and could not be conducted without first obtaining an order of the SEC granting relief to engage in the transaction. The Company will be required to value its assets at all times in accordance with requirements applicable to registered investment companies. The obligations that will apply to the Company in operating as a registered investment company will significantly affect its ability to continue to operate as a company that is engaged in the digital infrastructure and cryptocurrency mining business.

The Company would like to have the registration statement declared effective as soon as possible and therefore would appreciate your earliest review of the Amended S-1 and your communication by telephone of the earliest time when we may file an acceleration request.

I can be reached by e-mail at james@mawsoninc.com or by telephone at +61 499 400 900. In my absence, please contact Chad Ensz (chad.ensz@dentons.com or 858-720-6361) or Greg Carney (greg.carney@dentons.com or +1 213 243-6105).

Respectfully submitted,

/s/ James Manning

Attachment

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